CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-391-2688
212-391-2677 (fax)

January 28, 2011

VIA EDGAR
Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549
Re:	China Lithium Technologies, Inc. Form 10-K for the fiscal year ended June 30, 2010 Filed September 30, 2010 Form 10-Q for the fiscal quarter ended September 30, 2010 File No. 0-53263

Dear Mr. Cascio:

                     I am writing in response to your letter dated January 14, 2011. We are actively preparing responses to the comments set forth in your letter. However we will require additional time to provide complete responses. We expect to file our responses on EDGAR no later than February 11, 2011.

Sincerely, /s/ Chunping Fong Chunping Fong Chief Financial Officer